333 South Wabash Avenue
Chicago, IL 60604
Rosemary Quinn
Senior Vice President and
  General Counsel
Telephone: 410.720.3286
Facsimile: 410.720.3260
E-mail: rosemary.quinn@cnasurety.com
Internet: www.cnasurety.com
July 17, 2009
VIA EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Bryan Pitko, Attorney Advisor Division of Corporation Finance

Re:	CNA Surety Corporation (“CNA Surety”) Form 10-K for the Year Ended December 31, 2008 Filed on February 17, 2009 Schedule 14A Filed on March 19, 2009 File No. 001-13277 July 16, 2009 Comment Letter
Dear Mr. Pitko:
CNA Surety acknowledges receipt of the above referenced Comment Letter responding to CNA Surety’s May 14, 2009 letter concerning the SEC’s April 23, 2009 Comment Letter. CNA Surety is preparing a substantive responsive to the July 16, 2009 Comment Letter and intends to file such response by August 4, 2009.
If you have any questions or need additional information in the interim, please do not hesitate to contact me at the number reflected above.

Very truly yours,

/s/ Rosemary Quinn Rosemary Quinn